2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                  SEC File Number   0-14361
                                                  CUSIP Number      897069100

                           NOTIFICATION OF LATE FILING

  (Check One):[X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form10-Q [ ]Form N-SAR

  For Quarter Ended: April 30, 1997

[   ] Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: Not applicable

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the  notification  relates to a portion of the  filing  checked  above,
identify the Item(s) to which the notification relates:    Not applicable

                         Part I - REGISTRANT INFORMATION

Full name of registrant:

                           TROPIC COMMUNICATIONS, INC.

Former name if applicable: Not applicable

Address of principal executive office (Street and Number)

                                3021 Bethel Road
                                    Suite 208

City, State and Zip Code
                                Columbus, Ohio 43220

                        Part H - RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ N/A ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                              Part III - Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Registrant requests relief from filing its Form 10-K on July 29, 1997 and requests permission to avail itself of the provisions of Rule 12b-25(b) which permit a filing of Form 10-K within fifteen calendar days after the normal due date, as the Registrant needs additional time to complete its analysis and implementation of FAS No. 123, accounting for Stock Based Compensation, the results of which will materially affect the Registrant's Form 10-K. The additional work needed to be performed by the Registrant cannot be completed by July 29, 1997, without incurring unreasonable expense or unreasonable effort and hardship.

      There are no accounting issues between the Registrant and its auditors. The subject Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.



                           Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Thomas E. Reynolds, Vice President and Secretary     (614         538-0660
                  (Name)                          (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [  X  ]  Yes  [    ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [  X  ]  Yes  [    ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates results of operations to be a loss of approximately $922,000 for the year ended April 30, 1997, as compared to loss of $1,311,594 for the year ended April 30, 1996. The loss is a continuation of previous conditions reported in the fiscal year 1997 quarterly reports. The Registrant requires additional time to complete the review instant to the implementation of FAS No. 123.

                           TROPIC COMMUNICATIONS, INC.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   July 29, 1997               By   /s/  JOHN E. RAYL
        --------------                   ---------------------------------
                                         JOHN E. RAYL
                                         Chief Executive Officer,Treasurer
                                          and Director